PROKOM SOFTWARE SA

FAX

03 OCT -2

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

SUPPL

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 30 Sep 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.12 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **REGISTRATION OF INCREASE IN THE SHARE CAPITAL**

The Management Board of Prokom Software SA informs, that:

on the 29th September 2003 Company received a decision of the District Court in Warsaw on registration on the 19th September 2003 an increase in the share capital of the Company resulting from issue of 256,677 E series shares (issued on the basis of Extraordinary Shareholders' Meeting's resolution dated on the 17th September 2001) resulting from conversion of 3,831 A series convertible bonds. After registration the share capital of Prokom Software SA amounts to PLN 13,791,201 and is split into 13,791,201 shares of nominal value of PLN 1.00 each, giving rights to 14,532,865 votes at the General Shareholders' Meeting.

The present structure of Company's share capital is as given below:

185,416 nominative preferred shares of A series (1:5 voting rights),
9,814,584 ordinary bearer shares of B series,
2,700,000 ordinary bearer shares of C series,
762,000 ordinary bearer shares of D series,
256,677 ordinary bearer shares of E series,
72,524 ordinary bearer shares of F series.

03032447

30 Sep 2003 Dariusz Górka
Member of the Management Board

dlw 10/2

PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 30 Sep 2003 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.2. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: **THE FULFILING OF TETRA SYSTEM POLSKA SA FOUNDATION ACT CONDITIONS**

The Management Board of Prokom Software SA informs that:

on the 29th September 2003 the Company received information on obtaining indispensable consent of the President of Consumer and Competition Protection Office regarding the TETRA System Polska SA, founded by Motorola Inc., Prokom Software SA, Computerland SA and Telekomunikacja Energetyczna Tel-Energo SA. The Company informed about the foundation act of TETRA System Polska SA in communiqué RB/25/2003 dated on the 20th June 2003.

30 Sep, 2003 Dariusz Górka
Member of the Management Board